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Schedule 13D                                                         Page 1 of 7



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SEC 1746   Potential persons who are to respond to the collection of information
(2-98) contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)

                         Extended Systems Incorporated
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  69664210-7
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                                (CUSIP Number)

                                  JUDY BRUNER
               Senior Vice President and Chief Financial Officer
                                  PALM, INC.
                          5470 Great America Parkway
                        Santa Clara, California  95052
                                (408) 326-9000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 17, 2001
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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Schedule 13D                                                         Page 2 of 7


CUSIP No.  69664210-7__________________________________________________
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           1. Names of Reporting Person. SS or I.R.S. Identification No. of
              above person.

              Palm, Inc.            I.R.S. Identification No.:  94-3150688
              ------------------------------------------------------------
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           2. Check the Appropriate Box if a Member of a Group*

              (a) [_] ______________________________________________________

              (b) [_] ______________________________________________________

              Not applicable _______________________________________________
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           3. SEC Use Only ________________________________________________

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           4. Source of Funds*  OO_________________________________________

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           5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)    [_]

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           6. Citizenship or Place of Organization   State of Delaware
                                                     ----------------------
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 Number of       7.  Sole Voting Power  __0________________________________
 Shares         ----------------------------------------------------------------
 Beneficially    8.  Shared Voting Power __0_______________________________
 Owned by       ----------------------------------------------------------------
 Each            9.  Sole Dispositive Power __0____________________________
 Reporting      ----------------------------------------------------------------
 Person With     10. Shared Dispositive Power  __N/A_______________________
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           11. Aggregate Amount Beneficially Owned by Each Reporting Person
               __0_________________________________________________________
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           12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares*   [_]
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           13. Percent of Class Represented by Amount in Row (11)
               __0_________________________________________________________
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           14. Type of Reporting Person*
               CO
               ------------------------------------------------------------
               ------------------------------------------------------------
               ------------------------------------------------------------
               ------------------------------------------------------------
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*See Instructions Before Filling Out.
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Schedule 13D                                                         Page 3 of 7



This Amendment No. 1 ("Amendment No. 1") to that certain statement on Schedule 13D of Palm, Inc. filed on March 15, 2001 (the "Original Statement") hereby amends and restates the Original Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original Statement.

Item 3.   Source and Amount of funds or Other Consideration

This Amendment No. 1 amends and restates Item 3 of the Original Statement in its entirety.

Pursuant to a Mutual Termination Agreement And Amendment to Agreement And Plan of Reorganization dated as of May 17, 2001 (the "Termination Agreement"), Palm and Extended Systems terminated the Merger Agreement, the Option Agreement and the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement, the Voting Agreements and the Termination Agreement set forth herein are qualified in their entirety by reference to the the Merger Agreement, the Stock Option Agreement, the Voting Agreements and the Termination Agreement, included as Exhibits 1, 2, 3 and 4 respectively, to this Amendment No. 1, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4:   Purpose of Transaction

This Amendment No. 1 amends and restates Item 4 of the Original Statement in its entirety.

Pursuant to the Termination Agreement, Palm and Extended Systems terminated the Merger Agreement, the Option Agreement and the Voting Agreements.

Item 5.  Interest in Securities of the Issuer

This Amendment No. 1 amends and restates Item 5 of the Original Statement in its entirety.

Pursuant to the Termination Agreement, Palm and Extended Systems terminated the Merger Agreement, the Option Agreement and the Voting Agreements.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Termination Agreement, the Merger Agreement and the exhibits thereto, including the Stock Option Agreement and the Voting Agreements, to the knowledge of Palm, there are no contracts, arrangements, understandings or relationships (legal or otherwise) (i) among the persons named in Item 2 and
(ii) between such persons and any person with respect to any securities of Extended Systems, including, but not limited to, with respect to transfer or voting of any of the class of securities reported on this Amendment No. 1, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Amendment No. 1:

  1. Agreement and Plan of Reorganization, dated as of March 6, 2001, by and among Palm, Inc., a Delaware corporation, and Extended Systems Incorporated, a Delaware corporation. (Incorporated by reference from Exhibit 1 of the Schedule 13D for Palm, Inc. filed on March 15, 2001 (File No. 005-55473).)

  2. Stock Option Agreement, dated as of March 6, 2001, by and between Palm, Inc., a Delaware corporation, and Extended Systems Incorporated, a Delaware corporation. (Incorporated by reference from Exhibit 2 of the Schedule 13D for Palm, Inc. filed on March 15, 2001 (File No. 005-55473)).
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Schedule 13D                                                         Page 4 of 7

  3. Form of Voting Agreement, dated as of March 6, 2001, by and between Palm, Inc. and certain stockholders of Extended Systems Incorporated (Incorporated by reference from Exhibit 3 of the Schedule 13D for Palm, Inc. filed on March 15, 2001 (File No. 005-55473).)

  4. Mutual Termination Agreement And Amendment to Agreement And Plan of Reorganization dated as of May 17, 2001 by and between Palm, Inc. and Extended Systems Incorporated.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


May 24, 2001
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Date

/s/ Judy Bruner
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Signature

Judy Bruner, Senior Vice President, Finance and Chief Financial Officer
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Name/Title